Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002

June 23, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Mail Stop 3-8
Washington, DC 20002

Attn: H. Christopher Owings

Re:	Williams Partners L.P.
Registration Statement on Form S-1
File No. 333-124517

Dear Mr. Owings:

     Set forth below are the responses of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated June 1, 2005, with respect to the Partnership’s Registration Statement on Form S-1 (File No. 333-124517) (the “Registration Statement”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that we are filing today via EDGAR.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Since we may have additional comments once you provide this information, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:	We have revised the cover page of the prospectus and the prospectus summary to include the anticipated price range and the assumed initial public offering price as requested. Please read the cover page of the prospectus and page 1 of Amendment No. 1.

2.	We note that the net proceeds from any exercise of the underwriters’ over-allotment option will be used to redeem an equal number of units from affiliates of your general partner. It appears that doing so would render those affiliates selling security holders in this offering. Please revise or advise.

Response:	We do not agree that common units issued upon any exercise of the over-allotment option will be offered for the account of affiliates of our general partner within the meaning of Item 507 of Regulation S-K because any units so issued will be newly issued by the Partnership. However, we acknowledge that, upon any exercise of the over-allotment option and the subsequent redemption of an equal number of common units held by such affiliates, the number of common units held by such affiliates will decrease by the same amount as if those affiliates had sold those common units to the underwriters. Accordingly, we have added disclosure and a table to page 156 of the prospectus that sets forth the amounts of common units held by such affiliates prior to the exercise, and upon an exercise in full, of the over-allotment option and the subsequent redemption.

Prospectus cover page

3.	Please delete the fourth and fifth sentences in the first full paragraph. Stating your expected distribution rate is not required by Item 501 of Regulation S-K and otherwise is not appropriate for cover page disclosure.

Response:	We acknowledge that the amount of the minimum quarterly distribution is not required by Item 501 of Regulation S-K to be on the cover page of the prospectus. However, it is our understanding that the price of our common units will be determined, in part, by the implied yield calculated by dividing the amount of our minimum quarterly distribution by the offering price. Accordingly, we believe that investors consider the amount of the minimum quarterly distribution to be a crucial component in evaluating an investment in our common units (or any other publicly traded partnership). Therefore, we believe that information of this importance is appropriate disclosure for the cover page of the prospectus.

4.	Please revise to eliminate the defined term NGL from the cover page and throughout the forepart of the prospectus.

Response:	We have revised the cover page and the “Summary” section of the prospectus to eliminate the term NGL as requested. Please read the cover page of the prospectus and pages 1 through 4 of Amendment No. 1.

5.	It appears that you will include some picture or graphics on the gatefold. Prior to the printing and distribution of the preliminary prospectus, please provide us with a copy of all artwork and graphics, and any accompanying captions you intend to use.

Response:	We have included in Amendment No. 1 certain photographs of our assets, a diagram and a caption on the inside front cover page of the prospectus.

Prospectus Summary, page 1

Williams Partners L.P., Page 1

6.	Please revise to avoid the use of industry jargon such “fractionating” in the summary.

Response:	While we acknowledge that fractionation is an industry term, we believe there is no good substitute. The term fractionation refers to a specific process, and the term fractionation facility refers to a specific type of asset. We believe that the use of any other term might fail to accurately describe our assets and business. However, in response to the Staff’s comment, we have added a sentence defining “fractionation” in the first paragraph of the “Summary” section of the prospectus and have added fractionation to the “Glossary of Terms” in Appendix B of Amendment No. 1. Please read pages 1 and B-2 of Amendment No. 1.

Management of Williams Partners L.P., page 5

7.	You state that your general partner will not receive any management fee or other compensation “in connection with its management of [y]our business.” Please make clear whether it will receive any fees or other compensation in connection with this offering.

Response:	Our general partner will not receive any fees or other compensation in connection with the offering, other than the general partner interest and incentive distribution rights received as part of the formation transactions at closing. We have revised the disclosure under the caption “Prospectus Summary — The Transactions and Partnership Structure — Management of Williams Partners L.P.” as requested. Please read page 4 of Amendment No. 1.

Use of Proceeds, page 31

8.	We note that you will use most proceeds to repay advances from Williams. It appears that these advances constitute debt for which disclosure required by Instruction 4 to Item 504 applies. Please revise or advise.

Response:	We have revised the disclosure to make it clear that the advances from Williams were made to our predecessor and will be forgiven immediately prior to this offering and that the proceeds from the offering will be distributed to affiliates of Williams in part to reimburse Williams for capital expenditures relating to the assets that will be contributed to us. Please read pages 7, 30 and F-5 of Amendment No. 1.

Dilution, page 33

9.	We note that net tangible book value in your “pro forma net tangible book value per common unit before the offering” calculation assumes that the Contributed Assets have been transferred to the Limited Partnership and your advances from The Williams Companies have been forgiven. Please expand on footnote (a) to the table to quantify the amount of the debt forgiveness and to clearly describe why you have included the debt forgiveness in the calculation.

Response:	We have revised our disclosure to calculate dilution based solely on the pro forma net tangible book value of the contributed assets and liabilities without regard to the forgiveness of advances prior to the contribution of such assets. Please read page 32 of Amendment No. 1.

Cash Distribution Policy, page 34

10.	Given that you are a new registrant and this offering conveys to potential investors that your initial quarterly distribution will be $0.37 per unit — an amount which appears to represent substantially all your available cash — we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount. Please accordingly revise this section, the Cash Available for Distribution section, and Appendix D. The revisions should clearly and fully convey:

•	the background and effect of the cash distribution policy, including the initial distribution rate;

•	your estimated cash available to pay distributions over the next four quarters;

•	whether historically you had sufficient available cash to pay the stated distribution amount; and

•	any assumptions and considerations related to the preceding disclosure.

Response:	As orally advised by the Staff, we have discussed our response to this comment with underwriter’s counsel and referred to the disclosure in the most recent amendment to the registration statement on Form S-1 (Amendment No. 5) filed by Inergy Holdings, L.P. In response to this comment, we have modified our disclosure under the caption “Cash Distribution Policy” and substantially rewritten our disclosure under the caption “Cash Available for Distribution” to include tabular presentations of pro forma cash available to pay distributions for the year ended December 31, 2004 and for the three months ended March 31, 2005 and estimated cash available to pay distributions for the four quarters ending June 30, 2006. Please read pages 33 through 34 and 42 through 50 of Amendment No. 1.

We have presented pro forma information for the three months ended March 31, 2005, as opposed to the twelve-month period ended March 31, 2005 that Inergy Holdings used, because we believe that information for the three month period will be more meaningful to investors. By presenting pro forma information for the three months ended March 31, 2005, investors are able to see that we generated sufficient available cash to pay distributions to our unitholders on a stand-alone basis for that three month period. This is important because the termination of the subordinated period and the early conversion of subordinated units is contingent on the Partnership’s ability to both pay and earn the minimum quarterly distribution on all of the common and subordinated units. In addition, only pro forma information for the three month period will tie back to the pro forma and historical financial statements included elsewhere in the prospectus.

We also believe that there are several structural differences between the Partnership and Inergy Holdings such that there is significantly less risk that the Partnership will be unable to pay the minimum quarterly distribution on its outstanding common units as compared to Inergy Holding’s ability to pay its initial distribution on its common units. We believe this further justifies our presentation of pro forma information for the three months ended March 31, 2005 as opposed to the twelve-month period ended March 31, 2005.

First, our common unitholders benefit from the distribution support provided during the subordination period. During this period, subordinated units are not entitled to receive any distributions in a given quarter until the common units have received the minimum quarterly distribution of $0.3625 per unit, plus any arrearages on this distribution from prior quarters. Not only do common units have priority over subordinated units with respect to distributions during the subordination period, common units are also entitled to receive any arrearages prior to any distribution on the subordinated units. The subordinated units can convert only after five years if certain financial tests are met, subject to the earlier conversion of some of the subordinated units after three and four years if the financial tests are met at those times. (In addition, all of the subordinated units of the Registrant will convert if the Partnership makes quarterly distributions in an amount that is 150% of the minimum quarterly distribution for a four-quarter period). Because there will initially be an equal number of common units and subordinated units, this subordination feature effectively means that the Partnership’s estimated available cash to pay distributions is approximately twice what is necessary to pay the minimum quarterly distribution on the common units. Inergy Holdings does not have this protective feature, which essentially doubles the coverage for distributions to investors in common units. The Partnership’s available cash would effectively have to decrease by more than 50% before the amount of cash available to pay distributions on the common units would be affected.

Second, Inergy Holdings owns not just common units of Inergy, L.P. but also subordinated units and incentive distribution rights, which are subordinated to the subordinated units and therefore even more subject to the risk of nonpayment of Inergy, L.P. Thus, not only is there no subordinated security at the Inergy Holdings level, payment on Inergy Holdings units is significantly dependent upon Inergy, L.P. making distributions on its subordinated securities. This is another fundamental structural difference between Inergy Holdings and the Partnership.

Lastly, on a historical basis, the Partnership’s calculations of pro forma available cash to pay distributions demonstrate an ability to pay the minimum quarterly distribution for all of its common units, all of its subordinated units and its 2% general partner interest. In contrast, Inergy Holdings had shortfalls in its historical pro forma distribution coverage on its common units. For example, for the year ended December 31, 2004, the Partnership generated approximately $23.7 million of pro forma cash available to pay distributions, which was approximately 118.5% of the $20.0 million needed to pay the minimum quarterly distributions on all common and subordinated units to be outstanding after the offering and on the 2% general partner interest. Also, for the three-month period ended March 31, 2005, the Partnership generated approximately $5.7 million of pro forma cash available to pay distributions, which was approximately 114% of this $5.0 million amount. Because the subordinated units by their terms will not receive distributions until the minimum quarterly distribution is paid on the common units, on a pro forma basis the Partnership generated more than twice the coverage needed to pay the minimum quarterly distribution on the common units.

Accordingly, we believe that our revised disclosure under the captions “Cash Distribution Policy” and “Cash Available for Distribution” should be more than sufficient for purposes of providing adequate disclosure to demonstrate the Partnership’s ability to pay the minimum quarterly distribution on all of the common units to be issued to investors.

Selected Historical and Pro Forma Combined Financial and Operating Data, page 46

11.	We note that you present separate EBITDA measures for Williams Partners Predecessor and Discovery Producer Services. We further note that you exclude the Discovery impairment charge, Discovery equity earnings/losses, and the cumulative effect of change in accounting principle from your EBITDA measures. Please note that “earnings” in EBITDA is intended to mean “net income” as presented in the statement of operations under GAAP. Measures that are calculated differently than those described as EBITDA should not be characterized as “EBIDTA.” Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. In this regard, as the equity earnings/losses of Discovery and the impairment of your Discovery investment are already included in the financial results of Williams Partners Predecessor under GAAP, please justify your presentation of separate EBITDA measures. Please ensure you address how you determined that separate EBITDA measures are more meaningful to your investors than a single consolidated measure. In your current presentation, the Discovery impairment charge is excluded from both EBITDA calculations despite its inclusion in your Predecessor financial statements. If you still believe that separate presentation of the EBITDA measures is appropriate, please further tell us how you determined it was appropriate to exclude each of the aforementioned items in your EBITDA calculations. Please note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate items identified as non-recurring, infrequent or unusual.

Response:	We believe the presentation of a single EBITDA measure derived solely from the earnings of the Partnership’s predecessor would not accurately reflect the financial performance of the Partnership or its ability to generate sufficient available cash to pay distributions. As indicated in our revised presentation of historical pro forma cash available to pay distributions and estimated cash available to pay distributions for the twelve-month period ending June 30, 2006 in response to Comment 10 above, a significant portion of our available cash to pay distributions is generated by Discovery. As a result, we have also presented cash available to pay distributions for Discovery on a pro forma historical and estimated basis and reconciled these amounts to Discovery’s EBITDA. Because of the importance of presenting available cash to pay distributions for both the Partnership and Discovery, we believe that investors will benefit from the presentation of separate EBITDA measures for the Partnership’s predecessor and Discovery.

Due to the separate presentation of EBITDA for Discovery we present a measure for the Partnership’s predecessor that excludes Discovery. We have defined our EBITDA measures as follows:

•	for the Partnership’s predecessor, as net income (loss) plus interest (income) expense and depreciation and accretion less our equity earnings and investment income (loss) in Discovery, which included the impairment of our investment in Discovery in 2004, and adjusted for certain, non-cash, non-recurring items, including the cumulative effect of a change in accounting principle in 2003, which was added back to net income in that year; and

•	for Discovery, as net income plus interest (income) expense, depreciation and accretion and adjusted for certain, non-cash, non-recurring items, including the cumulative effect of a change in accounting principle in 2003, which was added back to net income in that year.

In addition, to address the guidance provided in the SEC’s answer to question number 14 in the June 13, 2003 “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” we have revised the title of our EBITDA measures so that both are referred to as “adjusted” — “Adjusted EBITDA Excluding Investment in Discovery” (in the case of the Partnership’s predecessor) and “Adjusted EBITDA” (in the case of Discovery).

The Staff’s comment also asked that we explain how we determined it was appropriate to exclude the Discovery impairment charge, Discovery equity earnings/losses, and the cumulative effect of change in accounting principle from our EBITDA measures in accordance with Item 10(e)(1)(ii)(B) of Regulation S-K. Consistent with the conclusions outlined in the preceding paragraphs we have revised the Non-GAAP measure for the Partnership’s predecessor to exclude any results associated with its investment in Discovery in favor of the dual measure presentation. Therefore, by the definition of our revised measure “Adjusted EBITDA Excluding Investment in Discovery”, we would exclude both the Discovery impairment charge as an item of investment income/loss and Discovery equity earnings/loss in the calculation of the measure “Adjusted EBITDA Excluding Investment in Discovery.” Furthermore, we believe that it is appropriate to exclude the cumulative effect of change in accounting principle as an infrequent item in 2003 for both EBITDA measures and the impairment of investment in Discovery in 2004 for the Partnership’s predecessor. Item 10 disallows the adjustment for infrequent items “when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” With respect to the cumulative effect of change in accounting principle in 2003, it is a fact that there has not been a similar charge or gain within the prior two years (2001 and 2002). Additionally, we know that there was not a similar charge or gain during 2004 and do not anticipate there being one for the remainder for 2005 based on our knowledge of the accounting principles employed by this entity and the anticipated accounting standards changes for 2005. With respect to the impairment of the Partnership’s predecessor’s investment in Discovery in 2004, it is a fact that there has not been a similar charge within the prior two years (2002 and 2003). Additionally, we do not consider it to be reasonably likely that we will incur an impairment charge in 2005 or 2006. With respect to our Conway and Carbonate Trend assets, we expect that the estimated undiscounted cash flows will continue to exceed the carrying value of these assets. This expectation is based on the projected performance of these assets illustrated in “Cash Available To Pay Distributions.” With respect to our equity investment in Discovery, we do not expect any indicators of a loss in value based in part on the projected performance of this investment and on our belief that its carrying value will be further supported by the amount of the proceeds associated with this offering.

Management’s Discussion and Analysis, page 51

12.	Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the production of natural gas, the natural gas and oil prices, the nature of your competition, the consumer demands for natural gas liquids in the geographical markets where you operate, and so on. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

Please refer to SEC Release No. 33-8350.

Response:	We have added further discussion under the caption “Management’s Discussion and Analysis” in Amendment No. 1 of known trends or uncertainties that may materially affect our business or operations in the following locations. A brief summary of these trends and the location of the discussions follows:

•	“Introduction — How We Evaluate Our Operations — Pipeline Throughput Volumes”. This section includes a discussion of trends in the production of natural gas and has been expanded to more fully address how we are addressing these trends. Please read page 57 of Amendment No. 1.

•	“Introduction — How We Evaluate Our Operations — Gross Processing Margins”. This section includes a discussion of the expected trend in revenues from the sale of excess natural gas in the future as a result of a final rule issue by the FERC in 2004. Please read page 57 of Amendment No. 1.

•	“Introduction — How We Evaluate Our Operations — Operating and Maintenance Expenses”. This section includes a discussion of the expected trend in general and administrative expenses. Please read pages 57 and 58 of Amendment No. 1.

•	“Our Operations — Gathering and Processing Segment”. This section includes a discussion of:

o	Discovery’s scheduled rate decrease,

o	Carbonate Trend’s rate changes (expanded to explain more clearly), and

o	The impact of commodity prices on gathering and transportation revenues, processing revenues and NGL sales.

Please read pages 58 through 60 of Amendment No. 1.

•	“Our Operations — NGL Services Segment”. This section includes a discussion of:

o	The impact of increasing operating expenses on fractionation revenues, associated risk under one particular contract and our actions to address that risk (disclosure expanded to address termination of that contract), and

o	The impact of commodity prices on fractionation and storage revenues (disclosure expanded to address one customer’s ability to ship its product elsewhere).

Please read pages 60 through 62 of Amendment No. 1.

•	“Results of Operations — Gathering and Processing”. This section includes disclosures regarding the quality and variability of our earnings, specifically addressing the components of earnings that are not indicative of future performance, including:

o	Increasing gas prices during some months of 2003, which made it more economical for Discovery’s customers to bypass the processing plant rather than to process the gas, leaving Discovery with higher levels of excess fuel and replacement gas in 2003 than 2004,

o	The temporary interruption of Discovery’s service because of an accidental influx of seawater in a lateral while putting in place a subsea connection to a wellhead,

o	Discovery’s receipt of a volume threshold deficit payment, and

o	Other revenue of $0.8 million received in connection with the resolution of a condensate measurement and ownership allocation issue in 2003.

Please read pages 65 through 68 of Amendment No. 1.

•	“Results of Operations”. This section also includes disclosures regarding known trends that will impact future results (updated for new information since the original filing), including:

o	Interest expense decrease following the initial public offering (please read page 63 of Amendment No. 1),

o	Carbonate Trend’s expected change in gathering volumes (please read page 65 of Amendment No. 1),

o	Discovery’s expected trend in volumes (please read pages 66 and 67 of Amendment No. 1),

o	Discovery’s expected change in future depreciation expense (please read page 67 of Amendment No. 1),

o	NGL Services’ storage rates related to increased costs of KDHE requirements (please read pages 68 and 69 of Amendment No. 1),

o	NGL Services’ product optimization activities (please read page 68 of Amendment No. 1).

o	NGL Services’ new product upgrading services for normal butane at our fractionator (please read page 69 of Amendment No. 1), and

Results of Operations, page 58

13.	We note that the segment footnote of your Williams Partners Predecessor financial statements includes an allocated general and administrative expenses line item for each fiscal year presented. Please tell us why the year-to-year change and nature of these allocated items are not described in your Management’s Discussion and Analysis. For instance, we note that the allocated G&A costs increased from approximately $1.4 million in fiscal year 2003 to approximately $2.1 million in fiscal year 2004.

Response:	We have revised the disclosure under the caption “Management’s Discussion and Analysis—Results of Operations” to provide explanations for the changes in G&A costs from period to period. Please read page 64 of Amendment No. 1.

14.	Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate on page 58 that your investment in Discovery had experienced an other than temporary decline in value resulting in an impairment charge in 2004. Your instruction to refer to Discovery’s results of operations does not provide any additional insight into the causes of this impairment charge. Similarly, you indicate on page 59 that the decrease in Carbonate Trend revenues from fiscal year 2003 to 2004 is primarily due to a decline in gathering volumes. A discussion of the relevant factors and trends that led to the decline in gathering volumes would be beneficial to the reader. See SEC Release No. 33-8350 and also prior comment 12.

Response:	We have revised the disclosure under the caption “Management’s Discussion and Analysis—Results of Operations” to describe the reasons underlying intermediate causes for changes in the Partnership’s operating results, including a discussion of relevant factors and trends that led to the decline in gathering volumes. Please read pages 63 through 70 of Amendment No. 1.

Liquidity and Capital Resources, page 63

15.	Please ensure your discussion and analysis of cash flows on page 64 is not merely a recitation of changes evident from the financial statements. For example, you mention that the decrease in net cash provided by operating activities of Williams Partners Predecessor was partially offset by changes in working capital. Please provide analysis explaining the underlying reasons for the material fluctuations in any contributing working capital balances, such as accounts payable.

Response:	We have provided the requested information under the caption “Management’s Discussion and Analysis—Liquidity and Capital Resources—Cash Flows and Capital Expenditures.” Please read pages 71 and 72 of Amendment No.1.

Contractual Cash Obligations and Contingencies, page 66

16.	Please revise your table of contractual obligations to include your advances from affiliates and all long-term liabilities recorded on your balance sheet at December 31, 2004. You should disclose the anticipated payoff and forgiveness of the advances in a footnote to the table.

Response:	We have revised the Partnership’s table of contractual obligations to include advances from affiliates and to disclose the anticipated forgiveness of the advances in a footnote to the table. We have reviewed all long-term liabilities recorded on the Partnership’s balance sheet as of December 31, 2004, and determined that all long-term liabilities that represent contractual obligations pursuant to Regulation S-K Item 303(a)(5) are included in such table. Please read page 74 of Amendment No.1.

Business, page 69

17.	We note your use of various statistics and data throughout this section. For each statistic or data, please tell us whether this source is publicly available. If it was prepared especially for you, file a consent for that industry source. Additionally, provide us with annotated copies of the cited materials as support.

Response:	We will supplementally provide the Staff a list and annotated copy of the sources for the various statistics and data used in the “Business” section of Amendment No. 1 and note that all sources, other than one, are available to the public, without charge, and that none of the sources were prepared especially for us.

Employees, page 97

18.	Your use of the phrase “direct support” is unclear. Please revise to more clearly articulate the number of persons you employ.

Response:	We have revised the disclosure under “Business — Employees” as requested to eliminate the phrase “direct support.” Please read page 106 of Amendment No. 1.

Management, page 98

Executive Compensation, page 99

19.	We note that you have not provided information as to executive compensation paid by your general partner, including the summary of compensation table and the option grants table, apparently because you and the general partner have only recently been formed. Given that your business previously was operated by your sponsor The Williams Companies and senior officers of your general partner are also that of The Williams Companies, it appears that to provide meaningful disclosure you should revise to provide the Item 402 compensation information paid by The Williams Companies relevant to you.

Response:	We have revised the disclosure under the caption “Management—Executive Compensation” to include an executive compensation information requested. We have provided the compensation expense allocable to our chief executive officer in 2004, but none of our other officers was allocated compensation expense in excess of $100,000 in that year. Please read pages 108 and 109 of Amendment No. 1.

Certain Relationships and Related Transactions, page 103

20.	It appears your should provide Item 404 disclosure here relative to The Williams Companies. Please refer to the immediately prior comment.

Response:	We have revised the disclosure under the caption “Certain Relationships and Related Transactions” to include the requested information. There have been no transactions between any of the executive officers or directors of our general partner and us or our subsidiaries to be reported pursuant to Item 404 of Regulation S-K. We have included disclosure regarding agreements to be entered into between us and Williams or its affiliates concurrently with this offering. Please read pages 113 through 116 of Amendment No. 1.

Conflicts of Interest and Fiduciary Duties, page 107

Conflicts of Interests, page 107

21.	It appears that your general partner may make certain decisions without others’ approval. Please specify all decisions or types of decisions your general partner is entitled to make in its sole discretion. In addition, if there is any appreciable likelihood that you[r] general partner would exercise its power to withhold its consent to an assignee requesting admission as a substituted limited partner, as described on pages 113-114, please include an appropriate risk factor discussing the negative impact on liquidity of such a power of your general partner.

Response:	We have included the requested information under the caption “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest — Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.” Please read pages 120 and 121. In addition, we have revised our draft partnership agreement and the corresponding disclosure to provide that an assignee will become a substituted limited partner automatically upon the recording of the transfer on our books and records. Please read page 137 in Amendment No. 1.

Underwriting, page 145

Lock-up Agreements, page 146

22.	With respect to the lock-up agreements to which you refer, please disclose whether Lehman Brothers Inc. may allow, on certain circumstances, a transaction prohibited by those agreements, and if so, discuss all factors it will consider before granting its consent.

Response:	We have included the requested information under the caption “Underwriting — Lock-Up Agreements.” Please read page 158 of Amendment No. 1.

Electronic Distribution, page 147

23.	We note your disclosure regarding electronic distribution. Please identify specifically any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

In your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, describe:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the manner and timing of funding of an account and payment of the purchase price.

In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on that website. Again, if you subsequently enter into any of these arrangements, promptly supplement your response.

Response:	Lehman Brothers Inc. has advised us that it may engage in the electronic offer and sale of units and that any such activities will be conducted in accordance with the procedures previously reviewed by the Staff. Lehman Brothers Inc. continues to employ the same procedures as those previously reviewed by the Staff.

Each of Citigroup, Wachovia Securities and RBC Capital Markets have advised us that they do not intend to conduct any electronic offer, sale or distribution of the common units.

In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of shares.

The underwriters have informed us that they currently have no arrangements with a third party to host or access the preliminary prospectus on the Internet. While certain of the underwriters have contacted or are in the process of contracting with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an “Internet road show” with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor’s customary procedures. In any agreements with the underwriters, Yahoo! NetRoadshow will agree to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows. Copies of the agreements with Yahoo! NetRoadshow, when available, will be provided to the Staff under separate cover.

Financial Statements

Age of Financial Statements

24.	Please update your Williams Partners Predecessor, Discovery Producer Services LLC, and Williams Partners L.P. pro forma financial statements for the most recent interim period in accordance with the applicable standards of Regulation S-X.

Response:	We have updated our Williams Partners Predecessor, Discovery Producer Services LLC, and Williams Partners L.P. pro forma financial statements for the most recent interim period in accordance with the applicable standards of Regulation S-X in Amendment No. 1.

Unaudited Williams Partners L.P. Pro Forma Financial Statements

Unaudited Pro Forma Statement of Operations, page F-4

25.	We note that you intend to make quarterly distributions to holders of your common and subordinated units in the manner described on page 7. Please tell us how you intend to present earnings per unit figures for the limited partnership in future filings. In your response, please tell us how you considered presentation of the two-class EPS method, as described in paragraphs 60-61 and Illustration 6 of SFAS 128, including how you determined that method was or was not appropriate. Please apply the method you intend to use going forward to the pro forma EPU figure you present on your pro forma statement of operations.

Response:	We intend to present basic and fully diluted earnings per unit computed by dividing earnings or loss, after deducting the our general partner’s interest, by the weighted average number of limited partner units (both common and subordinated) outstanding. We have reviewed the requirements under paragraphs 60 and 61 of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, and determined that the two class method is not appropriate for the following reasons:

•	Although the common units receive their dividend first, our common and subordinated units have the same dividend rates; hence, they do not appear to fall within the scope of paragraph 60; and

•	Our subordinated units are convertible into common units; hence, under paragraph 61, the if-converted method should be used.

We have applied the method we intend to use going forward to the pro forma earnings per unit we have presented on our pro forma statement of operations.

Williams Partners Predecessor Combined Financial Statements

Combined Statements of Cash Flows, page F-12

26.	We note that your advances from affiliates line item is shown net. SFAS 95 does not permit the netting of cash repayments and borrowings unless certain criteria in paragraph 13 of the standard are met. Please revise your filing accordingly or tell us why you believe your presentation is appropriate.

Response:	Our advances from affiliates are due on demand. According to the footnote to paragraph 13 of SFAS No. 95, Statement of Cash Flows, amounts due on demand are considered to have maturities of three months or less. Pursuant to paragraph 13 the change in debt if the original maturity of the debt is three months or less qualifies for net reporting of cash receipts and payments on the cash flow statement and we therefore believe that our presentation is appropriate.

Note 10. Commitments and Contingencies, page F-20

27.	You disclose that you are a participant in certain environmental remediation activities. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these matters, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Please note that the term reasonably possible, as described in paragraph .160 of SOP 96-1, spans a significant range starting from remote and ending with probable. See also the guidance provided in SAB Topic 5-Y.

Response:	We have revised “Note 10. Commitments and Contingencies” to the Combined Financial Statements of Williams Partners Predecessor as requested. Please read pages F-21 and F-22 of Amendment No. 1.

Undertakings, page II-2

28.	Please provide the applicable undertakings required by Item 20 of Industry Guide 5, or explain to us why you do not provide them. See Section II.B.2.a of Securities Act Release No. 33-6900.

Response:	We have provided the applicable undertakings required by Item 20 of Industry Guide 5 in Amendment No.1 as requested. Please read page II-3 of Amendment No.1.

Exhibits

29.	Please file all required exhibits, such as the underwriting agreement and the legality and tax opinions, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

Response:	We have filed additional exhibits with Amendment No. 1 and intend to file all required exhibits, such as the underwriting agreement and the legality and tax opinions, in a timely manner so that the Staff may have time to review them before we request effectiveness of our registration statement.

     In addition to the foregoing, we also wish to advise the Staff that the Partnership has requested that Lehman Brothers Inc. establish a Directed Unit Program pursuant to which they will reserve up to 350,000 common units for purchase by officers, directors and employees of our general partner and its affiliates and certain other person associated with us. We will supplementally provide the Staff copies of the form of Directed Unit Program Notice and other materials to be distributed to participants in the Directed Unit Program, including a “pre-screening” letter that would be circulated in advance of the preparation of the preliminary prospectus to determine interest among potential participants. Lehman Brothers Inc., which will be administering the Directed Unit Program, has advised us that it is aware that the Staff has approved the form of the pre-screening letter, that we will supplementally provide the Staff, in a prior initial public offering.

     Lehman Brothers Inc. has advised the Partnership that the procedures for the Directed Unit Program are as follows. The names of prospective participants in the Directed Unit Program are submitted by the Partnership to Lehman Brothers Inc. Other than a “pre-screening letter,” which will be used to determine interest among potential participants, no Directed Unit Program materials will be sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers Inc. will send an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed unit account opening information and a Lehman Brothers Inc. client agreement to the prospective participants. The written materials to be distributed by Lehman Brothers Inc. in connection with the Directed Unit Program reflect all SEC comments received to date in any previous offerings. The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff, and accordingly, comply with the requirements of Rule 134. Lehman Brothers Inc. has advised the Partnership that the form of pre-screening letter that will be used has been approved by the Staff in a prior initial public offering.

     Prospective purchasers of reserved units are determined after reviewing the account information and other responses contained in such documentation. Units and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers are not committed to buy units when they return the indication of interest letter. That letter specifically requires the prospective purchaser to acknowledge that “[t]his indication of interest involves no obligation or commitment of any kind and by completing this form, I am not binding myself to purchase any Units.” Purchasers become committed after the offering is priced, the SEC declares the Registration Statement effective and a Lehman Brothers Inc. representative offers the units at the specific price and the purchaser confirms its interest and accepts the offer.

     The exact number of reserved units available to prospective purchasers is generally determined prior to but not later than the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limits indicated by the prospective purchasers, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing.

     The procedures for the Directed Unit Program are different from the procedures for the general public only to the extent that separate client questionnaires and account opening information needs to be sent to and returned by prospective purchasers in advance of pricing. Payment and settlement procedures are the same. An electronic broker will not be used for the Directed Unit Program.

     Please do not hesitate to call the undersigned at (713) 220-3992 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,

/s/ William J. Cooper

William J. Cooper

Enclosures

cc:	Pradip Bhaumik (Securities and Exchange Commission)
David Mittelman (Securities and Exchange Commission)
James J. Bender (Issuer)
Curt Carmichael (Issuer)
Richard Carson (Issuer)
Robert Pierce (Lehman Brothers Inc.)
Dan A. Fleckman (Vinson & Elkins, L.L.P.)
Robert V. Jewell (Firm)
Kim O. Warnica (Firm)